

November 15, 2011

Via E-mail
Michael Donaghy
Chief Executive Officer
Oxford Investment Holdings, Inc.
1315 Lawrence Avenue East
Suite 520
Toronto, Ontario
Canada M3A 3R3

Re: Oxford Investment Holdings, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 000-31188

Dear Mr. Donaghy:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Certifications, pages 48 and 49

1. We note that your Section 302 certifications are embedded within the body of your report. Please amend to file the certifications as separate exhibits. We refer you to Section B(e) of the General Instructions to Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief